UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES COURT APPROVAL TO CONVENE MEETINGS TO APPROVE CREDITOR ARRANGEMENT OF ITS SUBSIDIARY, MEGA RETAIL

YAKUM, Israel, July 1, 2015 Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today that the District Court in Lod, Israel has approved the request of the Company's subsidiary, Mega Retail, to convene meeting(s) of its debtors, suppliers, service providers and lessors to consider a proposed plan of recovery and arrangement pursuant to Section 350 of the Israel Companies Law.

The meetings are scheduled for July 12, 2015, at which time the relevant creditors will vote on the proposed plan of recovery and arrangement submitted by Mega Retail to the court. There can be no assurance that a definitive agreement will be approved by the creditors. Under applicable law, the plan of recovery and arrangement also requires the approval of the District Court in Lod, Israel.

The court also approved the following steps during the interim period until after the court hearing relating to the results of the meeting(s):

-	lease payments to lessors for property leased by Mega Retail and management fee payments to management companies managing such properties to be made bi-weekly (if any payments due during this period);

-	no foreclosures on guarantees provided to secure debts of Mega Retail;

-	no change in relationship between suppliers of Mega Retail and their credit insurers such that suppliers are not permitted to demand from credit insurers in Israel to activate insurance policies;

-	the creditors may not take any self-relief, including set off of funds, from June 29, 2015;

-	no payments on past debts, other than to employees and manpower companies, and no payments of principal and interest to bank lenders;

-	all amounts received in the bank accounts of Mega Retail from June 29, 2015 will be used for Mega Retail's ongoing operations and will not be used to reduce debt owed to the banks; and

-	payments to suppliers will be made on a weekly basis on account supplies provided during that week.

The Company agreed that if any supplier is not fully paid by Mega Retail for the products or services it provides to Mega Retail during the interim period, the Company will pay the supplier the amount owed, and any such amounts paid by the Company exceeding NIS 60 million will be considered as recovery administrative expenses under Section 350 of the Companies Law.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv Stock Exchange ")TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 192 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 63.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty of the approval by the Israeli court and applicable creditors of Mega Retail's proposed debt arrangement and the uncertainty of success of such proposed arrangement, the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 1, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary